NEWS RELEASE

New York - AG	December 7, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Announces Proposed Sale of the La Parrilla Silver Mine
for up to US$33.5 Million

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that it has entered into an Asset Purchase Agreement dated December 7, 2022 to sell its 100% owned past producing La Parrilla Silver Mine located in the state of Durango, Mexico to Golden Tag Resources Ltd. (“Golden Tag”) (GOG: TSX.V) for total consideration of up to US$33.5 million (the “Transaction”).

On closing of the Transaction, First Majestic will receive 143,673,684 Golden Tag shares at a deemed price of CDN$0.19 per share having an aggregate value of US$20.0 million (the "Consideration Shares") and representing approximately 40% of the outstanding shares in Golden Tag. First Majestic will receive up to US$13.5 million (see terms below) in the form of three milestone payments in either cash or shares in Golden Tag with the share price and number of shares to be determined upon the anniversary date (where applicable).

Milestone:	Agreement Terms:	(in the amount of):
Repayment	Payable upon the earlier of (1) 18 months following the closing of the Transaction; and (2) receipt of certain approvals in Mexico.	US$2,700,000 Cash
First Deferred Payment
Payable upon receipt of a written resource estimate prepared by a qualified person, of (i) 5 million ounces or more of AgEq reserves on La Parrilla, or (ii) 22 million ounces of AgEq measured and indicated resources on La Parrilla.
US$5,750,000 Cash or Shares
Second Deferred Payment
Payable upon receipt of a written resource estimate prepared by a qualified person, of 12.5 million ounces of AgEq measured and indicated resources in a new zone on La Parrilla, in respect of which no mineral reserves or resources have been identified.
US$5,050,000 Cash or Shares

The Consideration Shares are subject to a six-month holding period in which 25% of the Consideration Shares will vest semi-annually over a 24-month period (see table below).

Restricted from transfer for:	Percentage of Consideration Shares restricted as to each release date:
6 months from Closing	25%
12 months from Closing	25%
18 months from Closing	25%
24 months from Closing	25%

Pursuant to a Support Agreement to be entered into at closing, First Majestic will agree to support the board of directors of Golden Tag and will be granted a pre-emptive right to maintain its shareholdings (up to a maximum of 19.9%). First Majestic has also agreed to participate in a future Golden Tag equity financing of up to CDN$9 million, with participation of US$2.7 million by First Majestic.

Closing of the Transaction remains subject to Golden Tag obtaining the approval of the TSX Venture Exchange and other customary closing conditions.

The La Parrilla Silver Mine is a past producing silver, gold, lead and zinc operation that was placed under care and maintenance by First Majestic in September 2019. Golden Tag is a Toronto based mineral resource exploration company focused on the exploration and development of the San Diego Project, in Durango State Mexico.

ADVISORS
National Bank Financial is acting as financial advisor to First Majestic and Bennett Jones LLP is acting as legal advisor to First Majestic.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”. Forward-looking statements include but are not limited to completion of the Transaction and the anticipated percentage ownership of Golden Tag. These statements are based on the Company's assumptions that all conditions to closing of the Transaction will be satisfied in a timely manner, and that the number of outstanding of Golden

Tag common shares at closing will be as expected. These assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to risks related to the completion of the Golden Tag Financing, the risk that the approval of the TSX Venture Exchange will not be obtained and risks related to the parties' ability to satisfy the conditions of closing of the Transaction. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.